# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Globa Terra Acquisition Corp, CIK 0002043766
CUSIP: G3933N116
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 382 NE 191st Street #952377, Miami, Florida (FL), 33179
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001279891

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,149,484; sole dispositive power 0; shared dispositive power 1,149,484; aggregate amount beneficially owned 1,149,484 (6.57% of the class)
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,149,484; sole dispositive power 0; shared dispositive power 1,149,484; aggregate amount beneficially owned 1,149,484 (6.57% of the class)
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,149,484; sole dispositive power 0; shared dispositive power 1,149,484; aggregate amount beneficially owned 1,149,484 (6.57% of the class)
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,149,484; sole dispositive power 0; shared dispositive power 1,149,484; aggregate amount beneficially owned 1,149,484 (6.57% of the class)
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 1,149,484; sole dispositive power 0; shared dispositive power 1,149,484; aggregate amount beneficially owned 1,149,484 (6.57% of the class)

## Item 1. Issuer
Name of issuer: Globa Terra Acquisition Corp
Address of issuer's principal executive offices: 382 NE 191st Street #952377, Miami, Florida, 33179

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment manager and has voting and dispositive power over 1,149,484 Class A Ordinary Shares of the Issuer. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings.
Percent of class: 6.57%. WAM may be deemed the beneficial owner of 6.57% of the Issuer's Class A Ordinary Shares, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 6.57% of the Issuer's outstanding Class A Ordinary Shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 17,499,550 (the number of Class A Ordinary Shares outstanding as of August 14, 2025 according to Form 10-Q for June 30, 2025).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,149,484
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,149,484

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares covered by this statement that may be deemed to be beneficially owned by WAM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (10/01/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (10/01/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (10/01/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (10/01/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (10/01/2025)